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Exhibit 4.198

TRANSCANADA PIPELINES LIMITED

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)
Net Income in Accordance With U.S. GAAP
(millions of Canadian dollars except per share amounts)

	Six Months Ended June 30
	2002	2001
Net income from continuing operations as reported in accordance with Canadian GAAP	417	380
U.S. GAAP adjustments:
Preferred securities charges	(29)	(41)
Tax recovery on preferred securities charges	11	17
Unrealized gain/(loss) on derivatives (SFAS 133)	17	(9)
Tax (expense)/recovery on gain/(loss) on derivatives (SFAS 133)	(7)	4
Income taxes	—	28

Income from continuing operations in accordance with U.S. GAAP	409	379
Net loss from discontinued operations in accordance with U.S. GAAP	—	(87)

Income before cumulative effect of the application of SFAS 133 in accordance with U.S. GAAP	409	292
Cumulative effect of the application of SFAS 133, net of tax	—	(2)

Net income for the year in accordance with U.S. GAAP	409	290

Basic and diluted net income/(loss) per share in accordance with U.S. GAAP
Continuing operations	$0.83	$0.77
Discontinued operations	—	(0.19)

Basic and diluted net income per share in accordance with U.S. GAAP	$0.83	$0.58

Basic and diluted net income per share in accordance with Canadian GAAP	$0.81	$0.54

(b)
Comprehensive Income in Accordance with U.S. GAAP
(millions of Canadian dollars)

	Six Months Ended June 30
	2002	2001
Net income in accordance with U.S. GAAP	409	290
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment	(3)	(19)
Unrealized gain/(loss) on derivatives (SFAS 133), net of tax	3	(1)

Comprehensive income before cumulative effect of the application of SFAS 133 in accordance with U.S. GAAP	409	270
Cumulative effect of the application of SFAS 133, net of tax	—	(4)

Comprehensive income in accordance with U.S. GAAP	409	266

(c)
Condensed Balance Sheet in Accordance with U.S. GAAP
June 30, 2002 (millions of Canadian dollars)

	Amount Reported Under Canadian GAAP	Adjusted Amount to Conform with U.S. GAAP (1)
Current assets	1,279	1,083
Energy trading assets	332	215
Long-term investments	262	1,532
Plant, property and equipment	17,550	15,178
Regulatory asset		2,619
Other assets	358	477

	19,781	21,104

Current liabilities	1,627	1,471
Provision for loss on discontinued operations	241	241
Energy trading liabilities	93	53
Deferred amounts	364	465
Long-term debt	9,226	9,375
Non-recourse debt of joint ventures	1,190
Future income taxes	127	2,648
Junior subordinated debentures	237
Preferred securities		694
Trust originated preferred securities		218
Shareholders' equity	6,676	5,939

	19,781	21,104

(1)
Using the equity method of accounting for joint ventures.

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TRANSCANADA PIPELINES LIMITED SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP